EXHIBIT 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated December 21, 2018 (the “Prospectus”) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino Silver & Gold Mines Ltd. at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 21, 2018

New Issue	July 25, 2019

AVINO SILVER & GOLD MINES LTD.

$4,000,100

Common Shares

and

$2,000,196

Flow-Through Shares

This Prospectus Supplement, together with the Prospectus, of Avino Silver & Gold Mines Ltd. (“Avino” or the “Corporation”) qualifies the distribution (the “Offering”) of (i) 4,706,000 common shares (“Common Shares”) at a price of $0.85 per Common Share (the “Common Share Offering Price”); and (ii) 2,020,400 common shares of the Corporation that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “FT Shares” or “Flow-Through Shares” and together with the Common Shares, the “Offered Shares”) at a price of $0.99 per FT Share (the “FT Share Offering Price”). This Offering is made pursuant to an underwriting agreement dated July 25, 2019 (the “Underwriting Agreement”) between the Corporation and Cantor Fitzgerald Canada Corporation, as sole bookrunner and sole underwriter (the “Underwriter”) pursuant to which the Offered Shares will be offered for sale in all of the provinces of Canada, except Quebec, through the Underwriter in accordance with the terms of the Underwriting Agreement. Each FT Share will be a Common Share that qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”). The Corporation will undertake to incur sufficient Canadian exploration expenses (“CEE”) as defined under the Tax Act, such Canadian exploration expenses to also qualify as “flow-through mining expenditures’ as defined in subsection 127(9) of the Tax Act and subsection 4.721(1) of the BC Tax Act (as that term is defined herein), on or before December 31, 2020, so as to enable the Corporation to renounce, effective on or before December 31, 2019 in favour of the subscribers of the FT Shares, an amount equal to the aggregate FT Share Offering Price for the FT Shares issued pursuant to the Offering. See “Plan of Distribution” and “Certain Canadian Income Tax Considerations” for more details.

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	Price to the Public(1)	Underwriter’s Commission(2)	Net Proceeds to the Corporation(3)(4)
Per Common Share	$0.85	$0.0595	$0.7905
Per FT Share	$0.99	$0.0693	$0.9207
Total Offering	$6,000,296	$420,021	$5,580,275

___________

(1) The Common Share Offering Price and FT Share Offering Price were determined by arm’s length negotiation between the Corporation and the Underwriter with reference to the prevailing market price of the Common Shares.

(2) The Corporation has agreed to pay the Underwriter a cash fee equal to 7.0% of the gross proceeds of the Offering (the “Underwriting Fee”), including the sale of any Additional Shares (as defined herein) sold pursuant to the Over-Allotment Option (as defined herein), and reimburse the Underwriter for their expenses in connection with the Offering up to a maximum of $125,000. The Corporation has also agreed to issue to the Underwriter, Common Share purchase warrants (the “Compensation Warrants”) equal to 6.0% of the Offered Shares sold, exercisable at the Common Share Offering Price for a period of 12 months from the Closing Date.

(3) After deducting the Underwriting Fee, but before deducting the total expenses of the Offering (including listing fees), estimated to be $255,000, which will be paid from the proceeds of the Common Shares issued pursuant to the Offering.

(4) The foregoing calculation of the net proceeds to the Corporation is illustrative only. The Underwriting Fee will be paid out of the gross proceeds of the Common Shares. The Corporation will receive the gross proceeds from the issuance of the FT Shares

The Corporation has granted the Underwriter an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriter for a period of 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Common Shares sold at the Common Share Offering Price (the “Additional Common Shares”) and up to an additional 15% of the FT Shares sold at the FT Share Offering Price (the “Additional FT Shares”, and together with the Additional Common Shares, the “Additional Shares”), to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total number of Offered Shares sold pursuant to the Offering will be 7,735,360, the total price to the public will be $6,900,340, the total Underwriting Fee will be $483,024, and the net proceeds to the Corporation, after deducting the additional Underwriting Fee attributable to such Additional Shares from the gross proceeds of the Additional Shares and before deducting the estimated expenses of the Offering, will be $6,417,316. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued and sold upon exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Additional Shares forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table sets out the number of Additional Shares that may be issued by the Corporation to the Underwriter:

Underwriter’s Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option:	705,900 Additional Common Shares	Exercisable for a period of 30 days following the Closing Date	$0.85 per Additional Common Share
	303,060 Additional FT Shares	Exercisable for a period of 30 days following the Closing Date	$0.99 per Additional FT Share
Compensation Warrants:	464,122 Common Shares	Exercisable for a period of 12 months following the Closing Date	$0.85 per Common Share
Total:	1,473,082 Common Shares

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option, all references to “Offered Shares” shall include the Additional Shares, and all references to “Common Shares” or “FT Shares” shall include the Additional Common Shares or Additional FT Shares, respectively, which comprise the Additional Shares.

The Underwriter, as principal, conditionally offer the Offered Shares subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval on behalf of the Corporation by Harper Grey LLP, with respect to Canadian legal matters, and by Lewis Brisbois Bisgaard & Smith LLP, with respect to U.S. legal matters; and on behalf of the Underwriter by Stikeman Elliott LLP with respect to Canadian legal matters and Cooley LLP with respect to U.S. legal matters.

In connection with the Offering, subject to applicable laws, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might prevail on the open market. Such transactions, if commenced, may be discontinued at any time (see “Plan of Distribution”).

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Subscriptions for the Offered Shares will be received subject to rejection in whole or in part and the Corporation reserves the right to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about July 30, 2019 (the “Closing Date”). It is anticipated that the Offered Shares will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee, as directed by the Underwriter, and will be deposited with CDS. Except in limited circumstances, no beneficial holder of the Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriter, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares is acquired. If any Offered Shares are not able to be issued in “book-entry only” form through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares.

The Underwriter proposes to offer, either directly or through its Canadian broker-dealer affiliates or underwriters, the Common Shares at the Common Share Offering Price, and either directly or through its broker-dealer affiliates or underwriters, the FT Shares at the FT Share Offering Price. After the Underwriter has made reasonable efforts to sell all of the Offered Shares at the offering prices, the offering prices may be decreased and further changed from time to time, to an amount not greater than the FT Share Offering Price. The compensation realized by the Underwriter may be decreased to the extent that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriter to the Corporation. See “Plan of Distribution”.

The outstanding Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NYSE American LLC (“NYSE American”) under the symbol “ASM”. On July 24, 2019, the last trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was $1.06 per Common Share and the closing trading price of the Common Shares on the NYSE American was US$0.80 per Common Share. The Corporation has applied to the TSX to conditionally list the Offered Shares, such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The NYSE American has authorized, upon official notice of issuance, the listing of the Offered Shares offered hereunder.

The Underwriter is registered as a broker or investment dealer in Canada and, accordingly, it will only sell the Offered Shares in Canada or in other jurisdictions where they may be lawfully sold. FT Shares will only be sold in Canada to Canadian subscribers, pursuant to one or more subscription agreements for FT Shares to be entered into between the Corporation and each of the subscribers of FT Shares.

The purchase of Offered Shares involves significant risks that should be considered carefully by prospective purchasers. Before buying any Offered Shares, prospective purchasers should read “Risk Factors” in the Prospectus Supplement and the Prospectus and the risk factors in the Corporation’s AIF and Annual MD&A and Interim MD&A, which are incorporated herein and therein by reference, for a description of risks involved in an investment in the Offered Shares. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Prospectus.

The Corporation is a Canadian issuer that is permitted to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to reporting issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement of judgments obtained in Canada and by investors of civil liabilities under applicable securities laws may be affected adversely by the fact that the Corporation is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Corporation’s officers and directors are residents of Canada, and that a substantial portion of the Corporation’s assets, and the assets of most of the officers and directors of the Corporation are located outside of Canada. Messrs. Peter Bojtos and Ronald Andrews, both directors of the Corporation, reside outside of Canada. Although Messrs. Bojtos and Andrews have appointed the Corporation as their agent for service of process in Canada, purchasers are advised that it might not be possible for investors to enforce judgments obtained in Canada against Messrs. Bojtos and Andrews.

THE OFFERED SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS THE OFFERED SHARES ARE REGISTERED UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT IS AVAILABLE.

The Corporation’s registered office and records office is located at Suite 3200 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4P7, and its head office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which provides more general information. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the Prospectus, all information incorporated by reference herein and therein. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the Prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not, and the Underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is offering through the Underwriter to sell, and seeking offers to buy, Offered Shares only in jurisdictions where such offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the Prospectus, as well as information previously filed with the securities regulatory authority in the applicable provinces of Canada, that is incorporated by reference herein and in the Prospectus, is accurate only as of its respective date. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the Prospectus to “Avino” or the “Corporation” refer to Avino Silver & Gold Mines Ltd. and include each of its subsidiaries as the context requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Statement Regarding Forward-Looking Information” in the Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in this Prospectus Supplement and the Prospectus.

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Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Corporation’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

•	the future production of silver, gold, and other metals;
•	profit, operating costs and cash-flow;
•	grade improvements;
•	sales volume and selling prices of products;
•	capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Corporation’s mines and projects;
•	progress in the development of mineral properties;
•	the timing of production and the cash and total costs of production;
•	sensitivity of earnings to changes in commodity prices and exchange rates;
•	the impact of foreign currency exchange rates;
•	the impact of taxes and royalties;
•	expenditures to increase or determine reserves and resources;
•	sufficiency of available capital resources;
•	titles to mineral properties;
•	expansions and acquisition plans; and
•	our future plans and expectations for the Corporation’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Corporation, which may prove to be incorrect, include, but are not limited to:

•	general business and economic conditions;
•	the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, and other metals;
•	expected Canadian dollar, Mexican peso and US dollar exchange rates;
•	expected taxes and royalties;
•	the timing of the receipt of regulatory and governmental approvals for development projects, expansion of existing facilities and other operations;
•	costs of production, and production and productivity levels;
•	estimated future capital expenditures and cash flows;
•	the continuing availability of water and power resources for operations;
•	the accuracy of the interpretation and assumptions and the method or methods used in calculating resource estimates (including with respect to size, grade and recoverability);
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which such technical reports are based;
•	conditions in the financial markets;
•	the ability to attract and retain skilled staff;
•	the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

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•	the ability to secure contracts for the sale of the Corporation’s products (metals concentrates);
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;
•	the Corporation’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;
•	the ability of contractors to perform their contractual obligations; and
•	operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation:

•	changes in commodity prices;
•	changes in foreign currency exchange rates;
•	acts of foreign governments;
•	political risk and social unrest;
•	uncertainties related to title to the Corporation’s mineral properties and the surface rights thereon, including the Corporation’s ability to acquire, or economically acquire;
•	unanticipated operational difficulties due to adverse weather conditions;
•	failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	failure of counterparties to perform their contractual obligations;
•	delays in obtaining, or denial of, permits necessary for operations or expansion activities;
•	uncertainty of mineral resource estimates; and
•	the deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this Prospectus Supplement and the Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein, for a discussion of the factors that could cause the Corporation’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

The Corporation’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Corporation will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

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CAUTIONARY STATEMENT CONCERNING

MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the U.S. Securities Act.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC staff interpretation of Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling, and such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus Supplement and Prospectus and the documents incorporated by reference herein and therein include descriptions of the Corporation’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars unless otherwise indicated.

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DOCUMENTS INCORPORATED BY REFERENCE

The Prospectus, and the documents incorporated by reference in the Prospectus, as well as the following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in all of the Provinces of Canada, except for Quebec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2018, 2017, and 2016, together with the auditor’s reports thereon and notes thereto;

(b)	the management’s discussion and analysis for the year ended December 31, 2018 (collectively with the management’s discussion and analysis for the years ended December 31, 2017 and 2016, the “Annual MD&A” herein);

(c)	the annual information form of the Corporation in the form of a Form 20-F dated March 21, 2019 (“AIF”);

(d)	the unaudited condensed consolidated interim financial statements of the Corporation for the three-month period ending March 31, 2019;

(e)	the management’s discussion and analysis for the three-month period ended March 31, 2019 (the “Interim MD&A” herein);

(f)	the management information circular of the Corporation dated April 24, 2019;

(g)	the Corporation’s press release dated July 17, 2019 announcing the second quarter production results; and

(h)	the Corporation’s press release dated July 23, 2019 announcing recent and historical drilling results at the Hanging Wall area of the Avino Mine Property.

A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required, and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically at www.sedar.com and www.sec.gov.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Corporation, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Corporation and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the Prospectus, including the information incorporated by reference in this Prospectus Supplement and the Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the Prospectus, as applicable.

THE OFFERING

Offered Shares

(i) Common Shares having an aggregate sales amount of up to $4,000,100 at an Offering Price of $0.85 per Common Share, plus any Additional Shares sold pursuant to the Over-Allotment Option; and (ii) FT Shares having an aggregate sales amount of up to $2,000,196 at an Offering Price of $0.99 per FT Share, plus any Additional Shares sold pursuant to the Over-Allotment Option.

Manner of Offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus will be sold in Canada as a bought deal offering or underwriting. See “Plan of Distribution”.

Use of Proceeds

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Common Shares, together with the Corporation’s current cash resources, are to advance the exploration and development of the Corporation’s Avino Property in Mexico, and for general working capital. The principal business objectives that the Corporation expects to accomplish using the gross proceeds from the FT Shares is exploration of the Corporation’s Bralorne Mine Property, in British Columbia. See “Use of Proceeds”.

Risk Factors

See “Risk Factors” in this Prospectus Supplement and the Prospectus and the risk factors discussed or referred to in the AIF, Annual MD&A, and Interim MD&A which are incorporated by reference into this Prospectus Supplement and the Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax Considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement.

Listing Symbol	The Common Shares are listed for trading on the TSX and NYSE American under the symbol “ASM”.

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OUR BUSINESS

Avino is a British Columbia mining corporation, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. Our principal business activities have been the exploration for and extracting and processing of silver, gold and copper at a mineral property located in the State of Durango, Mexico (known as the “Avino Property”), located near the town of Durango, comprising the “San Gonzalo Mine” and the “Avino Mine”, both of which are currently in operation. We also own indirectly through our British Columbia subsidiary other exploration and evaluation assets in British Columbia (the “Bralorne Mine Property”), a gold exploration property located near Gold Bridge British Columbia, which is currently under development, and nine (9) mineral claims located in the Lillooet Mining Division, British Columbia, known as the BRX Property, which are currently inactive, and fourteen (14) quartz mining leases in the Yukon Territory, Canada, known as the Eagle Property, which are currently inactive.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the AIF, the Avino Technical Report, the Bralorne Technical Report (as those terms are defined in the Prospectus), and the other materials incorporated by reference into this Prospectus Supplement and the Prospectus. See “Documents Incorporated by Reference”.

ATM Offering

We entered into an amended and restated at-the-market sales agreement dated August 21, 2018 with Cantor Fitzgerald & Co. (the “ATM Agreement”) for sales of Common Shares in the United States. Under the ATM Agreement, the Corporation is entitled, at its discretion, and from time to time during the term of the ATM Agreement, to sell, through Cantor Fitzgerald & Co., as sales agent, such number of Common Shares of the Corporation having an aggregate gross value not exceeding the number of Common Shares equal in value to US$8.0 million, and for which the Corporation has filed a prospectus supplement dated December 28, 2018 (the “ATM Offering”). Sales of the Common Shares under the ATM Offering have been made and will be made through “at-the-market offerings” as defined in Rule 415(a)(4) of the U.S. Securities Act, directly on the NYSE American, or any other existing trading market in the United States. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, the prices of the Common Shares sold under the ATM Offering will vary as between purchasers and during the period of the distribution. The Corporation has suspended further sales under the ATM Offering, pending completion of this Offering.

As at the date of this Prospectus Supplement, we have sold an aggregate of 5,105,800 Common Shares under the ATM Offering for gross proceeds of US$3,059,938 (see “Prior Sales” below for further details). Pursuant to the ATM Agreement, we have agreed to pay Cantor Fitzgerald & Co. a commission of 3% of the gross proceeds of the sale of any Common Shares sold under the ATM Offering.

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Recent Corporate Developments

Changes in Directors

Since date of the Prospectus, Michael Baybak, a director of the Corporation has passed away, and in his place, the board of directors of the Corporation has appointed Ronald Andrews. Mr. Andrews is the owner and operator of Andrews Orchards, and sells and distributes agricultural chemicals and fertilizers. He is also the president of West Wind Property Inc., which is a property management and holding company. Mr. Andrews is on the boards of The Bonner Mall in Sandpoint, Idaho, and Coral Gold Resources Ltd., and he has served as labor foreman for Kennecott Mining Company, a division of Rio Tinto in the Arctic Circle. Mr. Andrews has a Bachelor of Science degree from Washington State University and a Masters degree in Political Science. He also served as a helicopter pilot in Vietnam and is retired from the United States Army Reserves.

Cease Trade Orders

Mr. Andrews was a director of Berkley Renewables Inc.(“Berkley”) at the time it was cease traded by the Ontario and B.C. Securities Commissions on May 6, 2019 for failing to file required records, and the cease trade order has not been rescinded. Mr. Andrews resigned from the board of directors of Berkley on May 15, 2019.

Change of Control Agreements

By separate agreements dated May 30, 2019, among the Corporation and Nathan Harte, Chief Financial Officer, and two other key employees, in the event of a change in control of the Corporation, Avino agreed to pay each an amount equivalent to twelve (12) months’ salary. The estimated total change of control payments under these agreements would be approximately $305,000.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capitalization of the Corporation on a consolidated basis since December 31, 2018, other than the issue and sale of 5,105,800 Common Shares to raise gross proceeds of US$3,059,938 (see “Prior Sales” below for further details), for a total of 68,291,769 Common Shares issued and outstanding.

Assuming the entire Offering is sold, total equity capitalization will increase by approximately $5,325,275 (by the issuance of 6,726,400 Offered Shares), if the Over-Allotment Option is not exercised, and approximately $6,162,316 (by the issuance of 7,735,360 Common Shares), if the Over-Allotment Option is exercised in full, being the aggregate proceeds of $6,000,296 (or $6,900,340 if the Over-Allotment Option is exercised in full), less commissions of $420,021 (or $483,024 if the Over-Allotment Option is exercised in full), and less estimated total offering expenses $255,000.

USE OF PROCEEDS

The net proceeds of the Offering to be received by the Corporation, after payment of the Underwriting Fee ($420,021), and the other expenses of the Offering (estimated to be $255,000), are estimated to be approximately $5,325,275 if the Over-Allotment Option is not exercised, and approximately $6,6,162,316, if the Over-Allotment Option is exercised in full. With respect to the net proceeds from the issuance of the Common Shares pursuant to the Offering, the Corporation intends to apply $3,000,000 of these funds to advance the exploration and development of the Avino Property in Mexico, including $2,000,000 in development and $1,000,000 in exploration work, as well as $325,275 which will be added to working capital.

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The gross proceeds from the issuance of the FT Shares pursuant to the Offering, being $2,000,196 (or $2,300,225 if the Over-Allotment Option is exercised in full), will be used to incur CEE as part of the Corporation’s exploration program in respect of its Bralorne Mine Property in British Columbia in order to satisfy the Corporation’s obligations to incur, on or before December 31, 2020, and renounce, effective on or before December 31, 2019, CEE in respect of the FT Shares in an amount equal to the gross proceeds from the issuance of the FT Shares. In connection with the issuance of the FT Shares, the Corporation covenants to incur CEE in an amount equal to the aggregate purchase price for the FT Shares issued pursuant to the Offering (including proceeds from the issuance of additional FT Shares forming part of the Additional Shares, if any).

The Corporation has a history of negative operating cash flow. Although the Corporation had positive operating cash flow for the years ended December 31, 2018 and 2016, the Corporation has a history of negative operating cash flow. For the years ended December 31, 2017 and 2015, the Corporation had negative operating cash flows after working capital adjustments of US$2.2 million and US$2.2 million, respectively. The mineral exploration, development and mining activities in which the Corporation is engaged involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate. There is no certainty that the Corporation will operate profitably or generate positive operating cash flow or provide a return on investment in the future. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in all provinces of Canada, except Quebec, pursuant to applicable securities legislation in Canada.

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriter has agreed to purchase as principal, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of (i) 4,706,000 Common Shares at the Common Share Offering Price of $0.85 per Common Share, payable in cash to the Corporation against delivery of the Common Shares on the Closing Date; and (ii) 2,020,400 FT Shares at the FT Share Offering Price of $0.99 per FT Share, payable in cash to the Corporation against delivery of the FT Shares on the Closing Date. In consideration for their services in connection with the Offering, the Underwriter will be paid the Underwriting Fee equal to 7.0% of the gross proceeds of the Offering ($0.0595 per Common Share or $0.0693 per FT Share, for an aggregate fee payable by the Corporation of $420,021, exclusive of the Over-Allotment Option). The offering prices were determined by arm’s length negotiation between the Corporation and the Underwriter, with reference to the prevailing market price of the Common Shares.

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue to the Underwriter Common Share purchase warrants (the “Compensation Warrants”) equal to 6.0% of the Offered Shares sold, exercisable at the Common Share Offering Price for a period of 12 months from the Closing Date. The Corporation has also granted the Underwriter the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriter for a period of 30 days following the Closing Date, enabling it to purchase up to an additional 705,900 Common Shares at the Common Share Offering Price, and up to an additional 303,060 FT Shares at the FT Share Offering Price, to cover over-allotments, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of the Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the distribution of the Additional Shares pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Additional Shares forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

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The Underwriter is registered as a broker or investment dealer in Canada, and accordingly, will only sell the Offered Shares in Canada. Subject to applicable laws, the Underwriter may offer the Common Shares outside of Canada. FT Shares will only be sold in Canada to Canadian subscribers, pursuant to one or more subscription agreements for FT Shares (each a “FT Subscription Agreement”) to be entered into between the Corporation and each of the subscribers of FT Shares.

Each FT Share will qualify as a “flow-through share” (as defined in subsection 66(15) of the Tax Act).

Pursuant to the FT Subscription Agreements, the Corporation will covenant and agree (i) to incur or to be deemed to have incurred on or before December 31, 2020, and renounce to each subscriber (effective on or before December 31, 2019, assuming the subscriber is dealing at arm’s length with the Corporation and certain other requirements are met as set out in the FT Subscription Agreement, CEE in an amount equal to the gross subscription price that is paid for the FT Shares, (ii) that the expenditures renounced will be “flow-through mining expenditures” of the subscriber for the purposes of Subsection 127(9) of the Tax Act for individuals (other than trusts), and qualify as “BC flow-through mining expenditures” within the meaning of subsection 4.721(1) of the Income Tax Act (British Columbia) (the “BC Tax Act”) for subscribers who are residents of British Columbia, and (iii) that if the Corporation does not renounce to such subscriber CEE equal to the amount specified in (i) above, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify such subscriber within twenty (20) business days for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by such subscriber as a consequence of such failure or reduction. For greater certainty, the foregoing indemnity shall have no force or effect and the subscriber shall not have any recourse to the extent that such indemnity or recourse would otherwise cause the FT Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act. The FT Subscription Agreements will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscribers of FT Shares which are consistent with and supplement the Corporation’s obligations as described in this Prospectus Supplement.

The FT Subscription Agreements will also provide representations, warranties and agreements of the subscriber, and by its purchase of FT Shares each subscriber of FT Shares offered under this Prospectus Supplement will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriter or its subagents, if any, that, inter alia: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is, for the purposes of the Tax Act, a non-resident of Canada or a partnership other than a “Canadian partnership”, (ii) the subscriber, and any beneficial purchaser for whom it is acting, deals, and until January 1, 2021 will continue to deal, at arm’s length with the Corporation for the purposes of the Tax Act, (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the FT Subscription Agreement, (iv) other than as provided herein and in the FT Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation, and (v) the subscriber has received and reviewed a copy of this Prospectus Supplement.

The Corporation understands that purchasers of FT Shares may subsequently resell such FT Shares or donate such FT Shares to registered charities, who may sell or resale such shares, without any flow-through tax benefits, in each case, on the Closing Date or the Over Allotment Option closing date and, in each case, to purchasers arranged by the Underwriter. This Prospectus Supplement qualifies the issuance of the FT Shares as well as the subsequent resale of the resale shares to purchasers arranged by the Underwriter.

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The Corporation has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriter and its affiliates and respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriter or its affiliates against certain liabilities, including liabilities under Canadian securities legislation in certain circumstances or to contribute to payments the Underwriter may have to make because of such liabilities. In addition, the Corporation has agreed in the Underwriting Agreement to reimburse the Underwriter for its legal fees and certain other expenses in connection with the Offering, in an amount not to exceed $125,000.

Avino has been advised by the Underwriter that in connection with this Offering, the Underwriter may effect transactions that stabilize or maintain the market price of our Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter proposes to offer the Offered Shares initially at the Common Share Offering Price and the FT Shares at the FT Share Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at their respective offering prices, the Underwriter may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the aggregate proceeds received by the Corporation. If the aggregate purchase price paid by purchasers for the FT Shares is less than the FT Share Offering Price, the Corporation will only be permitted to renounce CEE equal to such lesser aggregate price.

The obligations of the Underwriter pursuant to the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain events specified in the Underwriting Agreement, including standard “litigation out”, “financial out” “disaster out”, “material adverse effect out” and “market out” rights of termination. The Underwriter is obligated to take up and pay for all of the Offered Shares offered by this Prospectus Supplement (not including any Additional Shares under the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions.

Pursuant to the Underwriting Agreement, and without the written consent of the Underwriter, the Corporation has agreed that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Corporation for a period of 90 days from the Closing Date, other than: (i) the issuance of the Common Shares, the FT Shares and any Common Shares upon exercise of the any share purchase warrants outstanding as of the date of the Underwriting Agreement; (ii) pursuant to the grant of options in the normal course pursuant to the Corporation’s incentive stock option plan or issuance of securities pursuant to the exercise of options outstanding as of the date of the Underwriting Agreement; and (iii) an issuance of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, or an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of these provisions).

As a condition precedent to the Underwriter’s obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or officer and/or the immediate family of such person, tenders to a take-over bid or acquisition transaction and pursuant to any existing stock option plan, all directors and senior officers of the Corporation shall be required to execute and deliver written undertakings in favour of the Underwriter agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriter in writing), assign, or otherwise dispose of any securities of the Corporation owned, directly or indirectly by such directors or officers, until 90 days following the Closing Date, without the prior written consent of the Underwriter.

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Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about July 30, 2019. It is anticipated that the Offered Shares will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, for sales in Canada registered in the name of CDS or its nominee, as directed by the Underwriter, and will be deposited with CDS. Except in limited circumstances, no beneficial holder of Common Shares will receive definitive certificates representing their interest in the Offered Shares. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriter, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares is acquired. If any Offered Shares are not able to be issued in “book-entry only” form through CDS in advance of the Closing Date for any reason, then those investors or other designated holders will receive definitive certificates representing their interests in the Offered Shares.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Underwriter or its affiliates or subagents participating in the Offering. The Underwriter may agree to allocate a number of the Offered Shares to its affiliates or subagents for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the Underwriter and its affiliate or subagents that may make internet distributions on the same basis as other allocations. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Corporation or the Underwriter in its capacity as underwriter, and should not be relied upon by investors.

The Underwriter and certain of its affiliates have provided in the past to the Corporation and its affiliates and may provide from time to time in the future various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Underwriter will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Underwriter and its Canadian affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future.

The Corporation has applied to the TSX to conditionally approve the listing of the Offered Shares. Listing is subject to us fulfilling all of the requirements of the TSX, which cannot be assured. The Corporation has also applied to the NYSE American for the listing of the Common Shares offered hereunder, upon official notice of issuance.

The Offered Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

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Notice to Investors

European Economic Area

In relation to each member state of the European Economic Area , no offer of any securities which are the subject of the Offering contemplated by this Prospectus Supplement has been or will be made to the public in that member state other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that member state or, where appropriate, approved in another member state and notified to the relevant competent authority in that member state in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that member state:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Corporation or Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order”, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person”.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

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The Prospectus and this Prospectus Supplement have not been registered with the Registrar of Companies in Hong Kong. Accordingly, the Prospectus and this Prospectus Supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus Supplement and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The Prospectus and this Prospectus Supplement have not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, the Prospectus and this Prospectus Supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

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shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

DESCRIPTION OF SECURITIES DISTRIBUTED

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 68,291,769 Common Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except matters that relate only to one or more of the series of preferred share, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Shares are entitled to receive rateably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Shares will be entitled to share rateably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred shares.

Holders of Common Shares have no pre-emptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding common shares are, and the Offered Shares, when issued and paid for, will be fully paid and non-assessable. The rights, preferences and privileges of the common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred share which we may designate in the future.

Flow-Through Shares

Each FT Share will be a common share in the capital of the Corporation that qualifies as a “flow-through share” under the Tax Act and will not be a “prescribed share” within the meaning of section 6202.1 of the regulations to the Tax Act. The Corporation will incur or will be deemed to have incurred on or before December 31, 2020, and renounce to each subscriber of FT Shares (effective on or before December 31, 2019, assuming the subscriber is dealing at arm’s length with the Corporation and certain other requirements are met as set out in the FT Subscription Agreement, CEE in an amount equal to the gross aggregate purchase price paid by such subscriber which is allocated to the FT Shares. See “Certain Canadian Federal Income Tax Considerations”. FT Shares will be issued under and governed by FT Share Subscription Agreements, which will contain certain terms and conditions applicable to the Corporation and the subscriber. See “Plan of Distribution” above.

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Articles – Anti-Takeover Provisions

Issuance of Shares

Our Articles authorizes the Corporation to issue an unlimited number of Common Shares. Shareholder approval is not necessary to issue our Common Shares. Issuance of additional Common Shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device.

In addition, the Articles permit the board of directors to: (1) create one or more classes or series of shares, or if none of the shares of a class or series of shares are issued, eliminate that class or series of shares, (2) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue, (3) subdivide all or any unissued or fully paid issued shares by way of a stock dividend, (4) change any of its unissued or fully paid issued shares without par value into shares with par value, (5) alter the identifying names of any of its shares, or (6) otherwise alter its shares or authorized share capital when required or permitted to do so by the British Columbia Business Corporations Act (the “BCBCA”). Any of these powers could be used to make it more difficult for a third party to acquire the company, or to discourage a third party from acquiring the Corporation.

Size of Board of Directors and Removal of Directors

The Corporation’s Articles provide that:

•	The number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors; and

•	Vacancies on our board of directors, however the vacancy occurs, may be filled by a majority of directors then in office, even though less than a quorum.

As permitted under the BCBCA and the Articles, the board of directors may also be enlarged by the appointment of additional directors only by the then current board of directors, and is limited to up to one-third of the number of directors previously elected or appointed by the shareholders.

The limitations on the removal and appointment of directors and the filling of casual vacancies, could have the effect of making it more difficult for a third party to acquire the Corporation, or of discouraging a third party from acquiring the Corporation.

Calling of Special Meetings of Shareholders

The Corporation’s Articles provide that special shareholder meetings for any purpose may generally only be called by our board of directors. However, the BCBCA does contain provisions for shareholders holding at least 5% of the total issued and outstanding voting shares to requisition shareholder meetings. Upon receiving a shareholder requisition stating in 1,000 words or less the business to be transacted, the directors must send notice of a general meeting to be held within four months from the date the requisition was received to transact the business stated in the requisition. If the directors do not send the notice of meeting within 21 days after the date the requisition was received, then the requisitioning shareholders may send notice of the general meeting to be held to transact the business stated in the requisition. These provisions could have the effect of delaying or discouraging stockholder actions that are favored by a majority of our outstanding voting shares.

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Advance Notice Requirements for Director Nominations

The Corporation’s Articles establish an advance notice procedure for shareholder proposed nominations of candidates for election to the board of directors. Shareholders at an annual meeting may only consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to nominate any person before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting shares.

RISK FACTORS

Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Corporation’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Offered Shares. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Information” should be carefully reviewed and considered before a decision to invest in the Offered Shares is made. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of silver and gold and certain base metals and these prices can be volatile.

The profitability of our silver and gold mining operations and the value of our mining properties are directly related to the market price of silver, and to a lesser extent gold and other base metals. The price of silver may also have a significant influence on the market price of our common shares. The market price of silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, global or national political or economic conditions, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, silver and gold sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, and a number of other factors.

We derive a significant portion of our revenue from the sale of silver and our results of operations will fluctuate as the prices of this metals change. A period of significant and sustained lower silver prices would materially and adversely affect our results of operations and cash flows. During the past fiscal year, silver prices have decreased, and in the event mineral prices decline or remain low for prolonged periods of time, we might be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of silver and/or gold.

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We will be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its San Gonzalo and Avino mineralized material, further exploration of the Avino property in Mexico, and on exploring and evaluating the Bralorne Mine project. The Company will be required to raise capital to further advance the San Gonzalo and Avino mines and its infrastructure, to explore the Avino property, and to further explore and evaluate the Bralorne Mine project. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity and debt financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

No assurances can be given we will continue to be profitable in the future

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 and at the Avino Mine in the third quarter of 2015. For the years ended December 31, 2018, 2017, and 2016, we earned net income of $1,626,000, $2,522,000 and, $2,016,000, respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore, our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the inability to predict the amount of minerals within an area to be mine due the limited sample drilling programs which makes it a challenge to predict our revenues;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the San Gonzalo and Avino facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the San Gonzalo Mine and/or the Avino Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

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Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Corporation has not entered into any hedging arrangements for any of its metal and mineral production. The Corporation may enter into hedging arrangements in the future.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new sources or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

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Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated. In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Corporation cannot assure that:

•	resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition. The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves for any of the Corporation’s mines or projects. The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery. As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

As at December 31, 2018, the Corporation had approximately US$3.25 million in cash and short-term investments. The Corporation has a history of negative operating cash flow. While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices may decline, or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

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There is no assurance that the Corporation will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	ground fall and cave-ins;

•	deleterious elements in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Corporation’s insurance coverage, in which case the Corporation could incur significant costs that could prevent profitable operations.

Mining activities are inherently risky.

Mining activities are risky and heavily regulated. Despite our attempts to minimize accidents through strict safety procedures, individuals may be injured or harmed working in our mines. Should any accidents occur, our mine may be partially or fully shut down to aid regulators in their investigation; even if it is determined we are not at fault for the cause of the accident. In this regard, there were two accidental deaths at the Company’s San Gonzalo mine in March 2016, and an accidental death at the Avino mine complex processing facility in June 2014. We do not believe that we were at fault in these accidents and, unfortunately, believe that the accidents were the result of the employees not following the proper safety protocols. Following the accidents, local authorities allowed us to resume mining activities. Notwithstanding our belief that we were not at fault for the accidents, we may nevertheless be found liable and subject to fines and/or penalties or we may be required to revise and implement new safety procedures that would make it more costly to operate our mines. Currently, we do not have insurance covering accidents, but may obtain insurance in the future.

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Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation. In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities, and the Corporation may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Corporation does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Foreign corrupt practices legislation.

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales underwriters or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Corporation is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

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Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

Exploration activities and/or the pursuit of commercial production from the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. Despite these programs, the Corporation experienced a fatality at its Avino Mine in June 2014 and two fatalities at the San Gonzalo Mine in March 2016. While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. In this regard, the Corporation is continually seeking to minimize the risk of safety incidents. The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

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Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which, if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities. The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Corporation or any of its subsidiaries is secured. Although the Corporation has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. The Corporation’s title may be affected by prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects.

Tax Treatment of FT Shares

The Canadian tax treatment of mining activities and FT Shares constitutes a major consideration of an investment in the FT Shares for Canadian investors. There is no guarantee that the current tax laws and administrative practices of both the Canadian federal and provincial tax authorities will not be amended or construed in such a way that the tax considerations for a subscriber of FT Shares will be altered in a materially unfavourable way, and there is no guarantee that there will be no material differences of opinion between the Canadian federal and provincial tax authorities with respect to the tax treatment of the FT Shares, the status of such FT Shares or the activities contemplated by the Corporation’s exploration and development programs. There is no guarantee that the CEE incurred (or deemed to be incurred) by the Corporation, or the expected tax deductions claimed by investors, will be accepted by the Canada Revenue Agency (and any other corresponding provincial authority). See “Certain Canadian Federal Income Tax Considerations”.

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Notwithstanding its agreement to do so (see “Description of The Securities to be Distributed – FT Shares”), there is no guarantee that the Corporation will expend an amount equal to the gross aggregate purchase price for FT Shares on or prior to December 31, 2020 to incur qualifying CEE. If the Corporation does not expend an amount equal to the portion of the gross aggregate purchase price for FT Shares which is allocated to the FT Shares to incur qualifying CEE prior to December 31, 2020, it will be required to reduce the amount of CEE that it has renounced in favour of the Canadian subscribers for FT Shares and the Canadian subscribers will be reassessed accordingly. Canadian subscribers who are individuals will not be subject to penalties for any such reassessment and will not be subject to interest charges on such additional tax, if such tax is paid by April 30, 2021 but would be subject to interest charges if such tax is not paid by this date. The Corporation has agreed to fully indemnify each such subscriber for an amount equal to the amount of any tax payable under the Tax Act (and under corresponding provincial legislation) by the subscriber as a consequence of such reduction; however, there can be no certainty that the Corporation will have the necessary financial resources to fulfill its obligations under such indemnity.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. The Corporation has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral properties are the Avino Mine and the San Gonzalo Mine. The San Gonzalo Mine has been in production for more than six years, under the ownership of the Corporation, and has generated positive cash flow from operations. The Avino Mine commenced commercial production in 2015 and has generated positive cash flow from operations during the years ended December 31, 2016 and 2018. The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Bralorne Mine Property, or any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore;

•	Evaluate the economic viability or feasibility; and,

•	Construct, renovate, expand or modify mining and processing facilities.

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In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

Development projects usually have no operating history upon which to base estimates of future cash flow

Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral resources that are not mineral reserves have not demonstrated economic viability. At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagent, fluctuate and affect the costs of production at the Corporation’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars. A decrease in the Canadian dollar and/or the Mexican peso against the U.S. dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Canadian dollars and/or Mexican peso. The Corporation has not used hedging instruments in managing its foreign exchange risk, but may do so in the future. Such hedging instruments can also be subject to material gains and losses.

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Dependency on Key Personnel

The Corporation’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel in Canada and Mexico. The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Carlos Rodriguez, Chief Operating Officer; and Nathan Harte, Chief Financial Officer. The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position. The Corporation has employment contracts with these employees but does not have key-man life insurance. The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

Conflicts of Interest of Directors and Officers

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Corporation produces concentrates containing silver and gold. Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters. During the year ended December 31, 2018, a limited number of customers accounted for all of the Corporation’s revenues, of which one customer accounted for more than 68% of revenues. The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production. There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

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Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Corporation has taken steps to secure its concentrate, whether in storage or in transit. The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities. The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results. Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition. Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these. This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Corporation. There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

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Volatility of Share Price

Trading prices of Avino’s Common Shares may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation. In addition, the stock market in general, and the market for gold and silver mining companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Corporation’s shares, regardless of operating performance.

In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities of other companies. Such litigation, if instituted against the Corporation, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America. Shareholder activism could result in substantial costs and a diversion of management’s attention and resources. Shareholder activism can also taint a Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders. There is no guarantee that the Corporation will not be the subject of shareholder activism in the future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2018, the Corporation had a provision for approximately US$10.8 million on its Consolidated Statements of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change. The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

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Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers. The Corporation is organized and governed under the BCBCA and is headquartered in British Columbia, Canada. Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of Canada. Consequently, it may be difficult for Canadian investors to realize in the Canada upon judgments of Canadian courts predicated upon civil liabilities under applicable securities legislation. There is substantial doubt whether an original action could be brought successfully in another jurisdiction against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares, and restricted share units, as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2018, there were outstanding share options exercisable into 2,917,500 Common Shares and RSU’s outstanding for the issuance of a further 1,235,301 Common Shares which, if vested and exercised or issued, would represent approximately 6.3% of the Corporation’s issued and outstanding shares. If all of these share options and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Corporation’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Corporation’s exploration programs and mining operations, the Corporation may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Corporation is required to issue additional shares or decides to enter into joint arrangements with other parties in order to raise capital through the sale of equity securities, investors’ interests in the Corporation will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables. The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

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Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise. The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2018, the Corporation had net working capital (current assets in excess of current liabilities) of US$13.1 million, including approximately US$3.25 million in cash. The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices (and, to a lesser extent, copper and gold prices), or an unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

We have Discretion with Respect to the Use of Proceeds from this Offering.

Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

An Investment in the Offered Shares May Result in the Loss of an Investor’s Entire Investment.

An investment in the Offered Shares of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There is No Assurance of a Sufficient Liquid Trading Market for the Corporation’s Common Shares in the Future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or the NYSE American for its Common Shares or achieve the listing of its securities on any other public stock exchange.

The Corporation has not Paid Dividends and may not pay Dividends in the Foreseeable Future.

Payment of dividends on the Corporation’s Common Shares is within the discretion of the board of directors of the Corporation and will depend upon the Corporation’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Corporation anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

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PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Month Issued	Number of Securities	Security	Price per Security
July 2019	1,678,825	Common Shares	US$0.53-0.68
June 2019	948,802	Common Shares	US$0.46-0.56
May 2019	228,768	Common Shares	US$0.41-0.43
April 2019	419,529(2)	Common Shares	US$0.56-0.61
March 2019	842,887 (2)	Common Shares	US$0.60-0.66
February 2019	376,589 (2)	Common Shares	US$0.60-0.64
January 2019	458,600 (2)	Common Shares	US$0.58-0.67
December 2018	Nil	N/A	N/A
November 2018	Nil	N/A	N/A
October 2018	Nil	N/A	N/A
September 2018	7,105,658(1)	Common Shares	US$0.65
	151,800(2)	Common Shares	US$0.87-0.91
	248,893(3)	Common Shares	$0.89
	25,765(3)	Common Shares	$1.02
August, 2018	Nil	N/A	N/A
July 2018	Nil	N/A	N/A

_____________

(1) Issued pursuant to an initial public offering in the U.S. of shares and warrants.

(2) Issued pursuant to the ATM Offering or a previous ATM offering in the U.S.

(3) Issued pursuant to the vesting of RSUs.

Warrants

The following table summarizes details of the share purchase warrants granted by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security (US$)
September 2018	7,175,846	Warrants(1)	US$0.80

_____________

(1) Issued pursuant to an initial public offering in the U.S. of shares and warrants.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12-month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
August 2018	497,500	Stock Options(1)	$1.30

_____________

(1) Options granted pursuant to the Corporation’s Stock Option Plan

(2) Of which, 42,500 have been cancelled and no shares under these stock options have been issued.

Restricted Share Units (“RSUs”)

The following table summarizes details of the RSUs granted by the Corporation during the 12-month peiod prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
August 2018	1,081,500(2)	RSU(1)	N/A

_____________

(1) RSU granted pursuant to the Corporation’s Restricted Share Unit Plan.

(2) Of which, 107,023 have been cancelled.

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TRADING PRICE

The Common Shares are listed and posted for trading on the NYSE American and on the TSX under the symbol “ASM”. The following sets forth the market price range on the NYSE American (expressed in U.S. Dollars) and on the TSX (expressed in Canadian dollars) for each of the past full twelve (12) months and through July 24, 2019 and for each quarter for the past fiscal year.

	NYSE AMERICAN		TSX
	(United States Dollars)		(Canadian Dollars)
	High	Low	High	Low
Last Twelve Months
July 1-24, 2019	0.80	0.51	1.06	0.68
June 2019	0.59	0.44	0.77	0.60
May 2019	0.55	0.39	0.73	0.53
April 2019	0.62	0.51	0.82	0.69
March 2019	0.70	0.60	0.94	0.79
February 2019	0.75	0.60	0.96	0.79
January 2019	0.70	0.58	0.96	0.75
December 2018	0.61	0.50	0.74	0.65
November 2018	0.69	0.53	0.88	0.71
October 2018	0.73	0.55	0.95	0.70
September 2018	0.99	0.56	1.30	0.74
August 2018	1.18	0.85	1.49	1.15
July 2018	1.31	1.08	1.72	1.30
June 2018	1.34	1.20	1.74	1.60

For the Quarter Ended
June 2019	0.62	0.39	0.82	0.53
March 31, 2019	0.75	0.58	0.96	0.75
December 31, 2018	0.73	0.50	0.95	0.65
September 30, 2018	1.31	0.56	1.74	0.74

ELIGIBILITY FOR INVESTMENT

In the opinion of Harper Grey LLP, Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada), the regulations thereunder (collectively, the “Tax Act”), and the proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, an investment in the Offered Shares will be a “qualified investment” under the Tax Act at a particular time for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, and a tax-free savings account (each, a “Registered Plan”), and a deferred profit sharing plan (a “DPSP”) provided that, at such time the Offered Shares are listed on a “designated stock exchange” (which currently includes the TSX and the NYSE American) as defined in the Tax Act.

Notwithstanding that an investment in the Offered Shares may be a “qualified investment” for a Registered Plan, if the Offered Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will generally not be a prohibited investment for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm’s length with the Corporation for the purposes of the Tax Act, and (b) does not have a “significant interest” (as defined for purposes of the prohibited investment rules in the Tax Act) in the Corporation. In addition, the Offered Shares will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

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Prospective Canadian purchasers who intend to invest through a Registered Plan should consult their own tax advisers with respect to whether the Offered Shares would be a prohibited investment having regard to their particular circumstances. It would be highly unusual for a Registered Plan or a DPSP to purchase FT Shares directly, as such Registered Plan or DPSP would not be able to use the tax deductions with respect to the FT Shares described below under the heading “Certain Canadian Federal Income Tax Considerations”. Prospective purchasers who intend to hold FT Shares in a Registered Plan or a DPSP are urged to consult their own tax advisors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares or an initial purchaser, as beneficial owner, of FT Shares pursuant to the Offering, and who, for purposes of the Tax Act and at all relevant times, holds Common Shares or FT Shares as capital property and deals at arm’s length with, and is not affiliated with, the Corporation, the Underwriter, and any subsequent purchaser of such securities. The Common Shares or FT Shares will generally be considered capital property to a purchaser unless either the purchaser holds or uses or is deemed to hold or use such Common Shares or FT Shares in the course of carrying on a business of buying and selling securities or the purchaser has acquired or has been deemed to acquire the Common Shares or FT Shares in a transaction or transactions consider to be an adventure or concern in the nature of trade. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) that holds an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency, (v) that is a partnership or trust, (vi) that has entered into or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares, or (vii) that acquired FT Shares and is a “principal business corporation” as defined in the Tax Act or whose business includes trading or dealing in rights, licences or privileges to explore for, drill or take minerals, oil, natural gas or related hydrocarbons. Any such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Common Shares or FT Shares.

This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the FT Shares and the renunciation of CEE in the manner and within the time required by the Tax Act, that the Corporation will incur or be deemed to incur sufficient qualifying CEE to enable it to renounce to Holders of the FT Shares all of the CEE covenanted to be renounced by the Corporation pursuant to the FT Subscription Agreement(s) effective on the dates set out therein, that all expenses discussed herein will be reasonable in amount, and that the Corporation and each subscriber will at all times be in full compliance with all relevant representations, warranties and covenants to be contained in the FT Subscription Agreement(s). This summary also assumes that the Corporation will be a “principal business corporation” (within the meaning of the Tax Act) at all material times and that the FT Shares, when issued, will be “flow-through shares” (within the meaning of the Tax Act), and will not be “prescribed shares” for purposes of the definition of “flow-through share” in subsection 66(15) of the Tax Act. If any of the above assumptions are incorrect, the Corporation may be unable to renounce some or all of the CEE which it has agreed to renounce in the FT Subscription Agreement(s).

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This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Any particular Holder should consult their own tax advisors with respect to provincial, territorial or foreign tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representation to any Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may be entitled, in certain circumstances, to treat their Common Shares as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. A Resident Holder should consult its own tax advisor with respect to whether the election is available and advisable in its particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any dividend as an “eligible dividend”, and the Corporation has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income, but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

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Paid-Up Capital

Under the Tax Act, the Corporation will be required for purposes of the Tax Act to reduce the “paid-up capital” (as defined in the Tax Act) of its Common Shares by an amount equal to 50% of the CEE renounced in respect of the FT Shares. The reduction may impact on the income tax treatment of certain potential subsequent dealings with the FT Shares.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose of, an Offered Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Offered Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”. For purposes of the Tax Act, a FT Share will be deemed to have been acquired by the Holder at a cost of nil, and this cost must in general terms be averaged with the adjusted cost base of all other Common Shares held by the Holder at the relevant time to determine the Holder’s adjusted cost base of all Offered Shares and any other Common Shares held by such Holder. A Holder who disposes of FT Shares will retain the entitlement to receive renunciations of CEE from the Corporation as described below as well as the ability to deduct any CEE previously deemed to have been incurred by the Holder (subject to the rules applicable to a corporate Holder on an acquisition of control), and a subsequent purchaser of such FT Shares will not be entitled to any renunciations of CEE in respect thereof.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

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Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Renunciation of CEE in Respect of FT Shares

Subject to certain limitations and restrictions contained in the Tax Act, if the Corporation incurs certain CEE pursuant to the FT Subscription Agreement(s), it will be entitled to renounce to an initial Holder of the FT Shares, with an effective date on or before December 31, 2019, an amount of such CEE equal to the gross aggregate purchase price paid by such Holder for FT Shares, and the CEE so renounced will be deemed to have been incurred by such Holder as CEE on the effective date of the renunciation. The Tax Act contains a one-year “look-back” rule that, if certain conditions are satisfied, will permit the Corporation to renounce CEE incurred (or deemed to have been incurred) by it by the end of 2020 to the initial Holders of FT Shares effective on December 31, 2019. In other words, qualified initial Holders of FT Shares would be deemed to have incurred the CEE on December 31, 2019 even though the Corporation may not have incurred the expenditures until 2020. For this one-year “look-back” rule to apply in respect of CEE incurred or deemed to be incurred in 2020, (i) a FT Subscription Agreement must have been made in 2019, (ii) the Holder must have paid the consideration in money for the FT Share before the end of the 2019 year, (iii) the CEE incurred must consist of certain expenses specified in paragraph 66(12.66)(b) of the Tax Act, (iv) the Holder must deal at arm’s length with the Corporation throughout 2020 for purposes of the Tax Act, and (v) the Corporation must renounce the CEE to the Holder in by March 30, 2020.

The FT Subscription Agreement(s) will provide that the Corporation will incur (or will be deemed to have incurred) and renounce with respect to the FT Shares to the initial subscribers of FT Shares expenses which qualify as CEE and “flow-through mining expenditures” (as defined in the Tax Act and BC Tax Act) in accordance with these rules. In the event that the Corporation does not incur (or is not deemed to have incurred) CEE on or before December 31, 2020 in an amount at least equal to the amounts renounced with respect to the FT Shares to the purchasers of FT Shares, the Corporation will be required to reduce the amount of CEE renounced to the Holders, and the Holders’ income tax returns for the years in which the CEE was claimed will be reassessed accordingly.

The Corporation has undertaken to incur sufficient CEE prior to December 31, 2020 and to renounce (in accordance with the Tax Act) in favour of the Holders of FT Shares (effective December 31, 2019, assuming the Holders deal at arm’s length with the Corporation and meet the other requirements for the “look-back” rule referenced above), an amount equal to the aggregate purchase price for FT Shares. The Corporation may not renounce to Holders of FT Shares an amount in excess of the aggregate purchase price for FT Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that the amount so renounced exceeds the Corporation’s own “cumulative Canadian exploration expense” (as defined in the Tax Act) (“CCEE”).

CEE deemed to have been incurred by a Holder will be added to the CCEE account of such Holder. A Holder may deduct in computing income from all sources for a taxation year such amount as may be claimed not exceeding 100% of the balance in the Holder’s CCEE account at the end of taxation year. To the extent that a Holder does not deduct the balance of the Holder’s CCEE account at the end of a taxation year, the balance will be carried forward and may be deducted by the Holder in subsequent taxation years in accordance with the provisions of the Tax Act. The CCEE account of a Holder is reduced by the amount deducted by the Holder in prior years. If the balance of the Holder’s CCEE account is “negative” at the end of a taxation year, which may occur if the Holder receives or becomes entitled to receive assistance payments which relate to CCEE incurred in prior year or if there are other adjustments to that CCEE account, the “negative” amount must be included in the Holder’s income for that taxation year, and the balance of the Holder’s CCEE account then becomes nil. The right to deduct CCEE accrues to the initial Holder of FT Shares and is not transferable. The disposition of FT Shares will not reduce the balance of a Holder’s CCEE account. A Holder’s CCEE account will be reduced by the amount of any assistance, including grants, that the Holder has received or is entitled to receive in respect of CEE in the preceding year.

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Certain restrictions apply in respect of the deductions of CCEE following an acquisition of control and on certain reorganizations of a corporate Holder. Corporate Holders should consult their own tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

In addition, a Holder who is an individual (other than a trust) may be permitted to claim a 15% nonrefundable investment tax credit (“ITC”) reducing the individual’s federal tax otherwise payable in a taxation year where certain CEE is renounced to the Holder effective in such taxation year. Under the FT Subscription Agreement(s), the Corporation will covenant that the expenses to be renounced by the Corporation will qualify for this ITC. The Holder will be required to deduct the amount of any ITC claimed in a taxation year from such Holder’s cumulative CCEE account in the following taxation year, which may result in an income inclusion in that year in accordance with the rules referenced above.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors. The FT Shares are only being sold in Canada to Canadian subscribers.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Non- Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE American) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently:

(i)	(a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and

(ii)	More than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.

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Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Mr. Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., and Mr. Jasman Yee, P. Eng. are “qualified persons” as defined by National Instrument 43-101. Mr. Kirkham and Mr. Yee prepared the Bralorne Technical Report dated October 20, 2016, which is referred to herein. Mr. Yee is a director and shareholder of the Corporation and is therefore not independent. Mr. Yee was responsible for section 13 (Mineral Processing and Metallurgical Testing) and section 17 (Recovery Methods) of the Bralorne Technical Report. Mr. Michael O’Brien, P. Geo. of formerly ARANZ Geo, and Mr. Hassan Ghaffari, P. Eng., Mr. Mark Horan, P. Eng., and Mr. Jianhui (John) Huang, Ph.D., P. Eng., all of Tetra Tech Canada Inc., are also “qualified persons” as defined by National Instrument 43-101, and they prepared the Avino Technical Report, which is referred to herein. Neither of Messrs. Kirkham, O’Brien, Ghaffari, Horan, nor Huang is a shareholder of the Corporation as of the date of this Prospectus Supplement.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering on behalf of the Corporation will be passed upon by Harper Grey LLP, and certain U.S. legal matters relating to the Offering on behalf of the Corporation will be passed upon by Lewis Brisbois Bisgaard & Smith LLP. As at the date hereof, the shareholders and associates of each of Harper Grey LLP and Lewis Brisbois Bisgaard & Smith LLP, each as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Certain Canadian legal matters relating to the Offering on behalf of Cantor Fitzgerald Canada Corporation will be passed upon by Stikeman Elliott LLP, and certain U.S. legal matters relating to the Offering on behalf of the Underwriter will be passed upon by Cooley LLP. As at the date hereof, the partners and associates of each of Stikeman Elliott LLP and Cooley LLP, each as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Except as disclosed above, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

The Corporation’s auditors, Manning Elliott LLP, are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

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AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Manning Elliott LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

CANADIAN PURCHASERS’ STATUTORY RIGHTS AND OTHER RIGHTS OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

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CERTIFICATE OF THE CORPORATION

Dated: July 25, 2019

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the Provinces of Canada, except for Quebec.

By: (Signed) David Wolfin	By: (Signed) Nathan Harte
President and Chief Executive Officer	Chief Financial Officer
ON BEHALF OF THE BOARD OF DIRECTORS
By: (Signed) Gary Robertson	By: (Signed) Peter Bojtos
Director	Director

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CERTIFICATE OF THE UNDERWRITER

Dated: July 25, 2019

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except for Quebec.

CANTOR FITZGERALD CANADA CORPORATION

By: (Signed) Christopher Craib

President and Chief Financial Officer

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